UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPENDSMART NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

84832P102
(CUSIP Number of Common Stock Underlying Warrants)

Alex Minicucci
Chief Executive Officer
SpendSmart Networks, Inc.
805 AeroVista Pl, Suite 205,
San Luis Obispo, California 93401
Phone: (877) 541- 8398
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,490,409	$885

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 21,634,695 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014 (the “2014 Warrants”), (ii) outstanding warrants to purchase an aggregate of 1,711,106 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012 (the “2012 Warrants”); (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011 (the “2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010 (the “2010 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $.30 per share of common stock, which represents the average of the high and low sales price of the common stock on October 27, 2014.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $855	Filing Party: SpendSmart Networks, Inc.
Form or Registration Number: 005-59515	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

       This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2015 (the “Schedule TO”) and as previously amended by Amend No. 1 to the Original Schedule TO filed with the SEC on December 21, 2015 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”) relating to an offer by SpendSmart Networks, Inc. (the “Company”) to amend warrants to purchase an aggregate of 21,634,695 shares of common stock including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014; (ii) outstanding warrants to purchase an aggregate of 1,711,106 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012, as well as warrants issued to the placement agent in connection with such financings; (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011, as well as warrants issued to the placement agent in connection with such; and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 16, 2010, upon the terms set forth in the Offer to Amend and Exercise Warrants dated December 4, 2015 and as amended and supplemented by Amendment No. 1.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented and filed with the SEC.

Item 1.  SUMMARY TERM SHEET

        The information set forth in Item 4 below is incorporated herein by reference.

Item 4.  TERMS OF TRANSACTION

This Amendment No. 2 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer to Amend and Exercise

        We are extending the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on February 5, 2016, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m. Eastern Time on January 22, 2016. Throughout the Schedule TO, the Offer to Amend and Exercise and the other offering materials and acceptance and exercise documents, all references to the Expiration date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on February 5, 2016.

On or about January 21, 2016, we intend to advise the holders of Original Warrants of the extension of the Offer to Amend and Exercise. Copies of the letter to be sent to holders of Original Warrants is attached hereto as Exhibit (a)(1)(Q) and is hereby incorporated herein by reference.

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date, which is now February 5, 2016. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. In addition, you may change your mind and submit a Notice of Withdrawal to us after February 5, 2016, if your Original Warrants and other acceptance and exercise documents have not been accepted by us prior to February 17, 2016.

Item 12.	EXHIBITS.

The following are attached or incorporated by reference as exhibits to this Schedule TO:

(a)	(1)(A)* (1)(B)* (1)(C)* (1)(D)* (1)(E)* (1)(F)* (1)(G)* (1)(H)* (1)(I)* (1)(J)* (1)(K)* (1)(L)* (1)(M)* (1)(N)* (1)(O)* (1) (P)*
Letter to Holders of Original Warrants

Offer to Amend and Exercise

Form of Election to Participate and Exercise Warrant

Form of Notice of Withdrawal

Form of Amended $1.10 2014 Warrant

Form of Amended $1.27 2014 Warrant

Form of Amended $7.50 2012 Warrant

Form of Amended $9.00 2012 Warrant

Form of Amended $12.00 2012 Warrant

Form of Amended $6.00 2011 Warrant

Form of Amended $7.50 2011 Warrant

Form of Amended $9.00 2011 Warrant

Form of Amended $6.00 2010 Warrant

Form of Amended $9.00 2010 Warrant

Form of Amended $7.50 2010 Warrant

Supplemental Information Letter to Holders of Original Warrants

(1) (Q) (5)(A)*	Supplemental Information Letter to Holders of Original Warrants Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 16, 2015;
(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (as filed with the SEC on August 14, 2015 and incorporated herein by reference)
(5)(C)*	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (as filed with the SEC on May 15, 2015 and incorporated herein by reference)
(5)(D)*	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as filed with the SEC on April 3, 2015 and incorporated herein by reference)
(5)(E)* (5)(F)*	Form of $1.10 2014 Warrant Form of $1.27 2014 Warrant
(5)(G)*	Form of $7.50 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
(5)(H)*	Form of $9.00 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
(5)(I)*	Form of $12.00 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
(5)(J)*	Form of $6.00 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
(5)(K)*	Form of $7.50 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
(5)(L)*	Form of $9.00 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
(5)(M)*	Form of $6.00 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
(5)(N)*	Form of $9.00 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
(5)(O)*	Form of $7.50 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
(5)(P)*	Form of New Warrant

(b) (c) (d) (e) (f) (g) (h)	(1)* (1)*	None. Not applicable. Warrant Agent Agreement dated August 17, 2015, by and between the Company and Maxim Group, LLC None. None. None. Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPENDSMART NETWORKS, INC.

By:	/s/ Alex Minicucci
Name:	Alex Minicucci
Title:	Chief Executive Officer

Date: January 21, 2015